Exhibit 11.1
IRWIN FINANCIAL CORPORATION AND SUBSIDIARIES
EXHIBIT 11(a) — COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31,	2007	2006	2005

Basic earnings per share calculation:
Average number of shares outstanding	29,347	29,501	28,518

Net (loss) income from continuing operations	$(14,387)	$37,401	$36,247

Payment of preferred dividends	(1,335)

Net loss from continuing operations, adjusted	$(15,722)

Basic earnings per share from continuing operations	$(0.54)	$1.27	$1.27

Net (loss) income from all operations	$(44,930)	$1,727	$18,987

Payment of preferred dividends	(1,335)

Net loss from all operations, adjusted	$(46,265)

Basic earnings per share from all operations	$(1.58)	$0.06	$0.67

Diluted earnings per share calculation:
Diluted shares outstanding
Average number of shares outstanding	29,347	29,501	28,518
Assumed exercise of stock options (1)	6	189	323

Total shares	29,353	29,690	28,841

Net (loss) income from continuing operations, adjusted	$(15,722)	$37,401	$36,247
Effect of stock options	(1,019)	(303)	—

Net (loss) income from continuing operations	$(16,741)	$37,098	$36,247

Diluted earnings per share from continuing operations	$(0.57)	$1.25	$1.26

Net (loss) income from all operations, adjusted	$(46,265)	$1,727	$18,987
Effect of stock options	(1,019)	(303)	—

Net (loss) income from all operations	$(47,284)	$1,424	$18,987

Diluted earnings per share from all operations	$(1.61)	$0.05	$0.66

(1)	The dilutive effect of stock options is based on the Treasury Stock method.